CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
GIBRALTAR INDUSTRIES, INC.

Gibraltar Industries, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:
FIRST: That at a meeting of the Board of Directors of the Corporation, resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that it being advisable to amend the Certificate of Incorporation of the Corporation to eliminate the provisions that result in staggered expiration of the terms of members of the Board of Directors and to provide instead for the annual election of Directors, the Certificate of Incorporation of the Corporation is hereby amended by deleting Article Tenth in its entirety and substituting therefor a new Article Tenth to read as follows:

“TENTH: (a) The number of directors of the Corporation, exclusive of directors, if any, to be elected by the holders of one or more classes or series of Preferred Stock, shall be not less than three nor more than 15. Subject to such limitation, such number may be fixed by the affirmative vote of a majority of the directors then in office. Effective as of the annual meeting of the Corporation’s stockholders to be held in 2016 and at each annual meeting of the Corporation’s stockholders thereafter, except as otherwise provided by law, each director to be elected at any such annual meeting shall be elected to serve until the next annual meeting of the Corporation’s stockholders and until his or her successor is duly elected and qualified; provided, however, that any director who prior to the annual meeting of the Corporation’s stockholders in 2016 was elected to a term that continues beyond the date of the annual meeting of the Corporation’s stockholders in 2016, shall continue to serve as a director for the remainder of his or her elected term or until his or her earlier death, resignation or removal.

(b) Any vacancies on the Board of Directors occurring for any reason, or any newly created directorships resulting from any increase in the number of directors, shall be filled by a majority of the Board of Directors then in office (even if, in the case of a vacancy not resulting from an increase in the size of the Board, said directors constitute less than a quorum), the appointee to any such vacancy to serve for the unexpired portion of the term of the director whose leaving the board created the vacancy. Notwithstanding the foregoing, whenever the holders of one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate of Incorporation applicable thereto.”

SECOND: That thereafter, an annual meeting of the stockholders of the Corporation was held, at which meeting said amendment was approved.

THIRD: That the aforesaid amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That this Certificate of Amendment of the Certificate of Incorporation shall be effective upon filing.

IN WITNESS WHEREOF, Gibraltar Industries, Inc. has caused this certificate to be executed and attested this 11th day of May, 2015.

GIBRALTAR INDUSTRIES, INC.

By:	/s/ Kenneth W. Smith
Kenneth W. Smith
Senior Vice President and
Chief Financial Officer